Exhibit 99.1

Thomson Reuters Corporation

333 Bay Street, Suite 300

Toronto, Ontario M5H 2R2

Canada

Tel (647) 480-7000

March 2, 2022

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Superintendent of Securities, Prince Edward Island

Superintendent of Securities, Newfoundland and Labrador

Superintendent of Securities, Yukon

Superintendent of Securities, Northwest Territories

Superintendent of Securities, Nunavut

Toronto Stock Exchange

CDS Clearing and Depository Services Inc.

The Depository Trust Company

Re:	Thomson Reuters – Notification of Meeting and Record Date

Ladies and Gentlemen,

Pursuant to National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer (NI 54-101), we advise the following:

Date of Meeting	June 8, 2022

Record Date for Notice and Voting	April 13, 2022

Beneficial Ownership Determination Date	April 13, 2022

Class of Securities Entitled to Receive Notice of and Vote at the Meeting	Common Shares

Whether the Meeting is a Special Meeting (as defined by NI 54-101)	No

Issuer Using Notice-and-Access for Registered Holders and Beneficial Owners	Yes

Issuer Sending Proxy-Related Materials Directly to Non-Objecting Beneficial Owners	No

Issuer Paying for Proximate Intermediaries to Send Proxy-Related Materials to Objecting Beneficial Owners	Yes

CUSIP	884903709

Notice-and-Access Stratification	Copies of the management proxy circular and other proxy-related materials will be electronically delivered to shareholders in accordance with existing requests

Sincerely,

/s/ Jennifer Ruddick

Jennifer Ruddick

Assistant Secretary